Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

(unaudited)

	Year Ended December 31, 2006	July 15, 2005 to December 31, 2005	January 1, 2005 to July 14, 2005	Year Ended December 31,
				2004	2003	2002
	(successor)		(predecessor)
(Loss) income before income taxes	$(7,238)	$(4,354)	$(5,179)	$2,716	$1,824	$2,935

Fixed charges:
Interest on debt	26,369	5,787	5	10	20	30
Amortization of deferred financing costs	1,152	84	—	—	—	—
Estimated interest component of rent expense	446	108	23	38	37	38

Total fixed charges	27,967	5,979	28	48	57	68

Total earnings available for fixed charges	$20,729	$1,625	$(5,151)	$2,764	$1,881	$3,003

Ratio of earnings to fixed charges	na	na	na	57.6	33.0	44.2

(na)	Earnings are inadequate to cover fixed charges by $7,238 for the year ended December 31, 2006, $4,354 for the period from July 15, 2005 to December 31, 2005, and $5,179 for the period from January 1, 2005 to July 14, 2005.